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Performance of Wipro Limited for Quarter ended June 30, 2009 July 22, 2009 Suresh C Senapaty Executive Director & Chief Financial Officer 22 July 2009

Financial Summary for the Quarter ended June 30, 2009 (Indian GAAP) Wipro Limited (Consolidated) Revenue Growth Particulars Rs. Crores YoY Revenue 6,274 5% Profits Before Interest & Tax 1,160 13% Profits After Tax 1,016 12% Key Segmental Results Revenue Growth PBIT Growth Segment Rs. Crores YoY Rs. Crores YoY IT Services 4,825 10% 1,078 17% IT Products 760 2% 32 27% Consumer Care & Lighting 546 7% 79 29% 2

Highlights for the Quarter — IT Services · IT Services Revenue at $1,033 million, and $1,014 million on a constant currency basis with 2.1% YoY growth · Strong operational performance lead to margin expansion of 0.6% QoQ and 1.5% YoY to 22.3% · Revenues from Fixed Price Projects improved 30bps QoQ to 38.4% · Offshore mix rose 160bps sequentially to 50.4% · Net headcount addition of 711, IT Services headcount at 98,521 · Gross utilization rose 160bps QoQ to 70% · Improved experience mix resulted in lower per person cost contributing to higher margins · Healthy pipeline and several strategic deal wins during the quarter provide confidence for future growth 3

Revenue Dynamics — IT Services Geographical Distribution Technology, Media & Vertical Distribution US Telecom 1.8% 5.1% Financial Services 8.3% 7.9% Europe 15.2% 26.7% Manufacturing 8.0% 25.5% India & Middle 59.7% Healthcare & Services East 15.5% 26.3% Japan Retail & Transportation Other Emerging Energy & Utilities Markets Differentiated Services: · Package implementation grew 18% YoY · TIS grew 9% YoY while Testing grew 8% YoY Geography: · India and Middle East business grew 21% YoY on constant currency basis · Europe grew 5% YoY on constant currency basis Verticals: · Healthcare & Services business grew 7% QoQ; Communication and Media Service Providers grew 6.4% QoQ while Retail & Transportation grew 15% YoY 4

IT Services — Client Metrics · IT Services added 26 new clients in the quarter · USD 10Mn+ accounts grew to 97 in Q1’10 from 93 last quarter on TTM basis Awards and Recognition: · Cited as a Leader in The Forrester Wave which quoted Wipro’s very strong SOA consulting and integration capabilities · Ranked fifth globally in The Global Outsourcing 100™ rankings conducted by The International Association of Outsourcing Professionals (IAOP™) and was rated as a top Indian outsourcing firm and a leader for demonstrated competencies · Received the Salesforce.com Top Partner Award for FY09 for India and SAARC. Wipro has become one of the only five Tier-1 global strategic alliance partners for Salesforce.com. · Won the prestigious UN Habitat Business Award for sustainable urbanization for its LEED Certification practice. Wipro is the only Indian company among the five winners of the HABITAT Business Award for 2009 5

IT Services — Deal Wins · Wipro has built a healthy pipeline across industry Verticals, strengthening our presence across Geographies by winning strategic deals and launching new Solutions o Won a 9-year IT outsourcing contract from Unitech Wireless in the Telecom space, with the partnership enabling non-linear scaleable growth while delivering highest level of customer services. Lauded by IDC as “Significant Outsourcing Win” o A 3-year engagement with a large Telecom Operator consisting of end-to-end testing of business processes and applications o Entered into a strategic engagement with a leading wholesaler to enable IT as a key business differentiator o A leading multi-brand specialty apparel retailer signed up with Wipro as IT partner in their transformation journey o Won a multi-million dollar deal with a leading Service Provider of Semiconductor packaging, assembly and testing in Asia o Won a multi-million dollar deal with one of the world’s leading Manufacturer of central heating and cooling products to transform business processes for the company across global locations 6

Other Highlights Wipro Consumer Care and Lighting (WCCL) · Consumer Care and Lighting business recorded Revenues of Rs. 5.46 billion, a growth of 7% YoY and PBIT of Rs. 787 million, a growth of 29% YoY · Continue to deliver strong Industry leading growth rates and increase market share · Unza gaining market share in major markets of South East Asia Wipro Infrastructure Engineering (WIN) · Business environment in India remains challenging although first signs of recovery witnessed · Structurally best positioned i.e. in high growth market as well as low cost location with focus on making right investments and gaining market share WIN-Eco-energy: · Unique System Integration offering, requirement — consulting and implementing the solution backed by engineering capability to design site specific renewal energy source · Tie ups with product vendors and research institutions to bring IT integration domain skills into renewable energy space 7

Summary · Seeing first signs of stability in business as ramp downs start to taper off and volumes start to stabilize, revenues in IT services in line with guidance · Solid Execution — industry leading operating parameters — and delivering another quarter of strong margin improvements of 0.6% seq in IT Services segment · Deal pipeline remains robust and customer relationships remain strong, with several strategic deal wins during the quarter · Confident that our broad portfolio of services, ability to execute and deliver value to the customer, coupled with increased focus on productivity, makes us well-positioned to emerge stronger than before · Other businesses well geared to capitalize on growth opportunities 8

Looking Ahead Looking ahead, for the quarter ending September 30, 2009, we expect the Revenue from our IT Services business to be in the range $1,035*Mn to $1,053*Mn *Based on constant currency exchange rates of GBP / USD at 1.57, Eur / USD 1.35 and USD / INR at 48.23 9

Supplemental Data Financial Results as per IFRS Key Operating Metrics in IT Services 10

Financial Summary for the Quarter ended June 30, 2009 (IFRS) Wipro Limited (Consolidated) Revenue Growth Particulars Rs. Crores YoY Revenue 6,246 5% Profits Before Interest & Tax 1,142 14% Profits After Tax 1,010 13% Key Segmental Results Revenue Growth PBIT Growth Segment Rs. Crores YoY Rs. Crores YoY IT Services 4,827 10% 1,070 17% IT Products 734 0% 29 13% Consumer Care & Lighting 520 9% 79 27% 11

Key Operating Metrics in IT Services for the Quarter ended June 30, 2009 Particulars Q1 10 Q4 09 Q1 09 Revenue Composition: Technology, Media & Telecom 26.7% 26.9% 31.0% Financial Services 26.3% 26.0% 25.4% Manufacturing 15.5% 16.3% 14.3% Healthcare & Services 8.0% 7.4% 7.8% Retail & Transportation 15.2% 15.6% 12.8% Energy & Utilities 8.3% 7.8% 8.7% Geography Composition: US 59.7% 60.5% 59.8% Europe 25.5% 25.5% 26.9% Japan 1.8% 2.3% 2.7% India & Middle East business 7.9% 7.7% 7.1% Other Emerging Markets 5.1% 4.0% 3.5% People related Number of employees 98,521 97,810 95,675 Net Additions 711 845 108 12

Key Operating Metrics in IT Services for the Quarter ended June 30, 2009 Particulars Q1 10 Q4 09 Q1 09 Customer Concentration Top Customer 2.6% 2.4% 2.7% Top 5 11.4% 10.8% 11.4% Top 10 20.6% 19.7% 20.9% Active Customers 830 863 928 No. of New Customers 26 20 31 Revenue from New Customers 0.5% 3.2% 0.8% Onsite Revenue (IT Services) 49.6% 51.2% 53.9% Off Shore Revenue (IT Services) 50.4% 48.8% 46.1% Customer Size Distribution >$ 50 M 17 17 14 $20- 50Mn 36 36 33 $10 -$20Mn 44 40 33 $5 -$10Mn 59 60 58 $3-$ 5Mn 63 67 71 $1-$3Mn 194 207 195 Total >$1Mn 413 427 404 13